Contact

www.linkedin.com/in/
nimonbondurant (LinkedIn)

Top Skills

Adobe Experience Manager (CQ5)

Adobe Digital Video Analytics (heartbeat)

Adobe SiteCatalyst

Languages

English (Native or Bilingual)

Portuguese (Professional Working)

Certifications

Adobe SiteCatalyst Processing Rules

adobe processing rules certified

Nimon Bondurant

Founder | Premium Caribbean Boxed Water | CPG Growth & Distribution | Brand & Market Expansion

United States

Summary

President of Caribbean Water Technologies, leading the expansion of sustainable, microplastic-free hydration solutions across the Caribbean. I work directly with top regional distributors and retail partners to strengthen supply networks and modernize access to clean, safe drinking water.Currently focused on the rollout of Soca Shores, our premium Caribbean-sourced water packaged in aseptic, plant-based cartons. My priority is building efficient, scalable partnerships that deliver high-quality hydration while reducing plastic waste across the islands.Open to collaborating with distributors, retailers, and organizations committed to elevating water quality and sustainability in the region.

Experience

Soca Shores

Founder & Lead Executive

January 2019 - Present (7 years 10 months)

Atlanta, Georgia & Caribbean

Lead the development and expansion of a premium boxed water brand sourced from a protected Caribbean aquifer. Responsible for brand strategy, distributor relationships, market growth, retail expansion, and regional marketing campaigns. Direct investor engagement, operational oversight, and long-term growth planning across multiple Caribbean markets and the U.S.

Bondurant Technologies International Inc. (Caribbean Water Technologies)

Founder & Lead Executive

January 2014 - Present (12 years 10 months)

Atlanta, Georgia, United States

Founded a technology company focused on predictive water-quality systems powered by multi-sensor IoT and AI-driven analytics. Oversaw product design, system architecture, market direction, and patent strategy, including one granted U.S. patent and three patents pending.

Higher Ground Software Inc.
Founder & CEO
1995 - 2008 (13 years)
Atlanta, Georgia, United States

Developed IMMUNE II A/I based antivirus software and commercialized consumer software products distributed in 2,000+ retail locations across North America. Led product development, marketing, and retail channel strategy.

United States Air Force
Jet Aircraft Mechanic / Advanced Avionics
1979 - 1985 (6 years)
Homestead, Florida, United States

Served in the United States Air Force specializing in jet aircraft mechanics and advanced avionics systems. Trained in aircraft electronics, diagnostics, and high-reliability systems maintenance.

Education

United States Air Force - Homestead AFB
· (1979 - 1986)